Exhibit 11

AmerUs Group Co.
Statement Re: Computation of Earnings Per Share

	For The Three Months Ended June 30,
	2004			2003
	Net	Number of	Per Share	Net	Number of	Per Share
	Income	Shares	Amount	Income	Shares	Amount
		(in thousands, except per share amounts)
Basic EPS
Net income from continuing operations	$48,776	39,327	$1.24	$43,176	39,162	$1.10
Effect of dilutive securities
Options	—	656	(0.02)	—	242	—
PRIDES	—	777	(0.02)	—	—	—

Diluted EPS	$48,776	40,760	$1.20	$43,176	39,404	$1.10

	For The Six Months Ended June 30,
	2004			2003
	Net	Number of	Per Share	Net	Number of	Per Share
	Income	Shares	Amount	Income	Shares	Amount
		(in thousands, except per share amounts)
Basic EPS
Net income from continuing operations	$78,516	39,342	$2.00	$78,479	39,112	$2.01
Effect of dilutive securities
Options	—	626	(0.03)	—	243	(0.02)
PRIDES	—	651	(0.04)	—	—	—

Diluted EPS	$78,516	40,619	$1.93	$78,479	39,355	$1.99

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